September 16, 2020	Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

$500,000

Uncapped Contingent Buffered Return Enhanced Notes Linked to the STOXX® Global Select Dividend 100 Index due September 19, 2025

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The Notes are designed for investors who seek an uncapped return of 3.50 times any appreciation of the STOXX® Global Select Dividend 100 Index, which we refer to as the Index, at maturity.
•	Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their principal amount at maturity.
•	Despite the name of the Index, the Index is a price return index, which means that the returns on the Index will not include any dividends paid on the securities that make up the Index.
•	The Notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the Notes is subject to the credit risk of JPMorgan Financial, as issuer of the Notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the Notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The Notes priced on September 16, 2020 and are expected to settle on or about September 21, 2020.
•	CUSIP: 48132PBV5

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-10 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-3 Bookmark not defined. of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$500,000	$5,000	$495,000

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the Notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $10.00 per $1,000 principal amount Note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the Notes, when the terms of the Notes were set, was $969.80 per $1,000 principal amount Note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The Notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-I dated April 8, 2020 and the prospectus and prospectus supplement, each dated April 8, 2020

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Index: The STOXX® Global Select Dividend 100 Index (Bloomberg ticker: SDGP)

Upside Leverage Factor: 3.50

Contingent Buffer Amount: 25.00%

Initial Valuation Date: September 16, 2020

Original Issue Date (Settlement Date): On or about September 21, 2020

Final Valuation Date*: September 16, 2025

Maturity Date*: September 19, 2025

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Payment at Maturity:

If the Final Value is greater than the Initial Value, your payment at maturity per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 × Index Return × Upside Leverage Factor)

If the Final Value is equal to the Initial Value or is less than the Initial Value by up to the Contingent Buffer Amount, you will receive the principal amount of your Notes at maturity.

If the Final Value is less than the Initial Value by more than the Contingent Buffer Amount, your payment at maturity per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 × Index Return)

If the Final Value is less than the Initial Value by more than the Contingent Buffer Amount, you will lose more than 25.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Index Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing level of the Index on the Initial Valuation Date, which was 2,281.78

Final Value: The closing level of the Index on the Final Valuation Date

PS-1 | Structured Investments Uncapped Contingent Buffered Return Enhanced Notes Linked to the STOXX® Global Select Dividend 100 Index

Hypothetical Payout Profile

The following table and graph illustrate the hypothetical total return and payment at maturity on the Notes linked to a hypothetical Index. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and payments set forth below assume the following:

•	an Initial Value of 100.00;
•	an Upside Leverage Factor of 3.50; and
•	a Contingent Buffer Amount of 25.00%.

The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Value. The actual Initial Value is the closing level of the Index on the Initial Valuation Date and is specified under “Key Terms — Initial Value” in this pricing supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “The Index” in this pricing supplement.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the Notes. The numbers appearing in the following table and graph have been rounded for ease of analysis.

Final Value	Index Return	Total Return on the Notes	Payment at Maturity
165.00	65.00%	227.50%	$3,275.00
150.00	50.00%	175.00%	$2,750.00
140.00	40.00%	140.00%	$2,400.00
130.00	30.00%	105.00%	$2,050.00
120.00	20.00%	70.00%	$1,700.00
110.00	10.00%	35.00%	$1,350.00
105.00	5.00%	17.50%	$1,175.00
101.00	1.00%	3.50%	$1,035.00
100.00	0.00%	0.00%	$1,000.00
95.00	-5.00%	0.00%	$1,000.00
90.00	-10.00%	0.00%	$1,000.00
80.00	-20.00%	0.00%	$1,000.00
75.00	-25.00%	0.00%	$1,000.00
74.99	-25.01%	-25.01%	$749.90
70.00	-30.00%	-30.00%	$700.00
60.00	-40.00%	-40.00%	$600.00
50.00	-50.00%	-50.00%	$500.00
40.00	-60.00%	-60.00%	$400.00
30.00	-70.00%	-70.00%	$300.00
20.00	-80.00%	-80.00%	$200.00
10.00	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

PS-2 | Structured Investments Uncapped Contingent Buffered Return Enhanced Notes Linked to the STOXX® Global Select Dividend 100 Index

The following graph demonstrates the hypothetical payments at maturity on the Notes for a sub-set of Index Returns detailed in the table above (-80% to 50%). There can be no assurance that the performance of the Index will result in the return of any of your principal amount.

How the Notes Work

Upside Scenario:

If the Final Value is greater than the Initial Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Index Return times the Upside Leverage Factor of 3.50.

•	If the closing level of the Index increases 5.00%, investors will receive at maturity a 17.50% return, or $1,175.00 per $1,000 principal amount Note.

Par Scenario:

If the Final Value is equal to the Initial Value or is less than the Initial Value by up to the Contingent Buffer Amount of 25.00%, investors will receive at maturity the principal amount of their Notes.

Downside Scenario:

If the Final Value is less than the Initial Value by more than the Contingent Buffer Amount of 25.00%, investors will lose 1% of the principal amount of their Notes for every 1% that the Final Value is less than the Initial Value.

•	For example, if the closing level of the Index declines 60.00%, investors will lose 60.00% of their principal amount and receive only $400.00 per $1,000 principal amount Note at maturity.

The hypothetical returns and hypothetical payments on the Notes shown above apply only if you hold the Notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the Notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The Notes do not guarantee any return of principal. If the Final Value is less than the Initial Value by more than 25.00%, you will lose 1% of the principal amount of your Notes for every 1% that the Final Value is less than the Initial Value. Accordingly, under these circumstances, you will lose more than 25.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

PS-3 | Structured Investments Uncapped Contingent Buffered Return Enhanced Notes Linked to the STOXX® Global Select Dividend 100 Index

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the Notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the Notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the Notes. If these affiliates do not make payments to us and we fail to make payments on the Notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the Notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the Notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the Notes could result in substantial returns for us or our affiliates while the value of the Notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE FINAL VALUATION DATE —

If the Final Value is less than the Initial Value by more than the Contingent Buffer Amount, the benefit provided by the Contingent Buffer Amount will terminate, and you will be fully exposed to the depreciation of the Index.

•	THE NOTES DO NOT PAY INTEREST.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE SECURITIES INCLUDED IN THE INDEX OR HAVE ANY RIGHTS WITH RESPECT TO THOSE SECURITIES.
•	THERE IS NO ASSURANCE THAT STRATEGY EMPLOYED BY THE INDEX WILL BE SUCCESSFUL —

The Index is composed of the component stocks of the STOXX® Asia/Pacific Select Dividend 30 Index, representing 30 of the highest dividend-paying stocks selected from the developed markets in Asia/Pacific (from the components of the STOXX® Asia/Pacific 600 Index), the STOXX® Europe Select Dividend 30 Index, representing 30 of the highest dividend-paying stocks selected from the developed markets in Europe (from the components of the STOXX® Europe 600 Index), and the STOXX® North America Select Dividend 40 Index, representing 40 of the highest dividend-paying stocks selected from the developed markets in North America (from the components of the STOXX® North America 600 Index). There is, however, no assurance that the Index will outperform any other any index or strategy that tracks developed market stocks selected using other criteria. Although the Index measures the performance of high dividend-yielding companies, the Index is a price return index and, therefore, the return on the Index will not include any dividends paid on the securities that make up the Index. In addition, the Index is constructed pursuant to a weighting methodology in which the weights of components reflect their indicated annual net dividend yields. It is possible that the stock selection and weighting methodology of the Index will adversely affect its return (for example, by providing exposure to stocks that do not perform as well as other stocks with lower dividend yields) and, consequently, the value of the Index and of the Notes. The Index may also underperform the underlying indices from which its component stocks are selected as a whole.

PS-4 | Structured Investments Uncapped Contingent Buffered Return Enhanced Notes Linked to the STOXX® Global Select Dividend 100 Index

•	NON-U.S. SECURITIES RISK —

Some of the equity securities included in the Index have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities.  Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —

Because the prices of the equity securities included in the Index are converted into European Union euros for purposes of calculating the level of the Index, holders of the Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities included in the Index trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the European Union euro and the relative weight of equity securities included in the Index denominated in each of those currencies. If, taking into account the relevant weighting, the European Union euro strengthens against those currencies, the level of the Index will be adversely affected and any payment on the Notes may be reduced.

•	DESPITE THE NAME OF THE INDEX, THE INDEX IS A PRICE RETURN INDEX, WHICH MEANS THAT THE RETURNS ON THE INDEX WILL NOT INCLUDE ANY DIVIDENDS PAID ON THE SECURITIES THAT MAKE UP THE INDEX.
•	LACK OF LIQUIDITY —

The Notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes. You may not be able to sell your Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the Notes is only an estimate determined by reference to several factors. The original issue price of the Notes exceeds the estimated value of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the Notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the Notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your Notes during this initial period may be lower than the value of the Notes as published by JPMS (and which may be shown on your customer account statements).

PS-5 | Structured Investments Uncapped Contingent Buffered Return Enhanced Notes Linked to the STOXX® Global Select Dividend 100 Index

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the Notes will likely be lower than the original issue price of the Notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the Notes. As a result, the price, if any, at which JPMS will be willing to buy the Notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the Notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the Notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the Notes, if any, at which JPMS may be willing to purchase your Notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the Notes will be impacted by many economic and market factors” in the accompanying product supplement.

PS-6 | Structured Investments Uncapped Contingent Buffered Return Enhanced Notes Linked to the STOXX® Global Select Dividend 100 Index

The Index

The Index is composed of the component stocks of the STOXX® Asia/Pacific Select Dividend 30 Index, representing 30 of the highest dividend-paying stocks selected from the developed markets in Asia/Pacific (from the components of the STOXX® Asia/Pacific 600 Index), the STOXX® Europe Select Dividend 30 Index, representing 30 of the highest dividend-paying stocks selected from the developed markets in Europe (from the components of the STOXX® Europe 600 Index), and the STOXX® North America Select Dividend 40 Index, representing 40 of the highest dividend-paying stocks selected from the developed markets in North America (from the components of the STOXX® North America 600 Index). Although the Index measures the performance of high dividend-yielding companies, the Index is a “price return index” and, therefore, the return on the Index will not include any dividends paid on the securities that make up the Index. For additional information about the Index, see Annex A in this pricing supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 2, 2015 through September 11, 2020. The closing level of the Index on September 16, 2020 was 2,281.78. We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Final Valuation Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the Notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement.  Assuming this treatment is respected, the gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price.  However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the Notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated

PS-7 | Structured Investments Uncapped Contingent Buffered Return Enhanced Notes Linked to the STOXX® Global Select Dividend 100 Index

accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, our special tax counsel is of the opinion that Section 871(m) should not apply to the Notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax adviser regarding the potential application of Section 871(m) to the Notes.

The Estimated Value of the Notes

The estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The estimated value of the Notes does not represent a minimum price at which JPMS would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the Notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the Notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the Notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the Notes does not represent future values of the Notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the Notes that are greater than or less than the estimated value of the Notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy Notes from you in secondary market transactions.

The estimated value of the Notes is lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the Notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See

PS-8 | Structured Investments Uncapped Contingent Buffered Return Enhanced Notes Linked to the STOXX® Global Select Dividend 100 Index

“Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the Notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the Notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the Notes. The length of any such initial period reflects the structure of the Notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the Notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The Notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the Notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the Notes and “The Index” in this pricing supplement for a description of the market exposure provided by the Notes.

The original issue price of the Notes is equal to the estimated value of the Notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes, plus the estimated cost of hedging our obligations under the Notes.

Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Initial Valuation Date of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the Notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 26, 2020, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 26, 2020.

PS-9 | Structured Investments Uncapped Contingent Buffered Return Enhanced Notes Linked to the STOXX® Global Select Dividend 100 Index

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these Notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007234/crt-dp125068_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-10 | Structured Investments Uncapped Contingent Buffered Return Enhanced Notes Linked to the STOXX® Global Select Dividend 100 Index

Annex A

The STOXX® Global Select Dividend 100 Index

All information contained in this pricing supplement regarding the STOXX® Global Select Dividend 100 Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, STOXX Limited. The STOXX® Global Select Dividend 100 Index is calculated, maintained and published by STOXX Limited. STOXX Limited has no obligation to continue to publish, and may discontinue publication of, the STOXX® Global Select Dividend 100 Index.

The European Union euro price return version of the STOXX® Global Select Dividend 100 Index is reported by Bloomberg L.P. under the ticker symbol “SDGP.”

The STOXX® Global Select Dividend 100 Index was created by STOXX Limited, a wholly owned subsidiary of Deutsche Börse AG. The STOXX® Global Select Dividend 100 Index has a base date of December 31, 1998 and a base value of 1,000.

Index Composition and Maintenance

The STOXX® Global Select Dividend 100 Index is composed of the component stocks of the STOXX® Asia/Pacific Select Dividend 30 Index, representing 30 of the highest dividend-paying stocks selected from the developed markets in Asia/Pacific (from the components of the STOXX® Asia/Pacific 600 Index), the STOXX® Europe Select Dividend 30 Index, representing 30 of the highest dividend-paying stocks selected from the developed markets in Europe (from the components of the STOXX® Europe 600 Index), and the STOXX® North America Select Dividend 40 Index, representing 40 of the highest dividend-paying stocks selected from the developed markets in North America (from the components of the STOXX® North America 600 Index). Although the STOXX® Global Select Dividend 100 Index measures the performance of high dividend-yielding companies, it is a price return index and, therefore, the return on the STOXX® Global Select Dividend 100 Index will not include any dividends paid on the securities that make up the STOXX® Global Select Dividend 100 Index. We refer to each of the STOXX® Asia/Pacific Select Dividend 30 Index, the STOXX® Europe Select Dividend 30 Index and the STOXX® North America Select Dividend 40 Index as a “STOXX® Regional Select Dividend Index” and each of the STOXX® Asia/Pacific 600 Index, the STOXX® Europe 600 Index and the STOXX® North America 600 Index as a “STOXX® Parent Index.”

STOXX® Regional Select Dividend Index	STOXX® Parent Index	Number of Component Stocks in the STOXX® Global Select Dividend 100 Index
STOXX® Asia/Pacific Select Dividend 30 Index	STOXX® Asia/Pacific 600 Index	30 component stocks
STOXX® Europe Select Dividend 30 Index	STOXX® Europe 600 Index	30 component stocks
STOXX® North America Select Dividend 40 Index	STOXX® North America 600 Index	40 component stocks

For each STOXX® Regional Select Dividend Index, components of the applicable STOXX® Parent Index and their secondary share lines are eligible. Companies are screened for the following criteria: indicated annualized dividend (applies for components and non-components), non-negative dividend growth rate over the past five years (applies for non-components only), dividend payments in four out of five calendar years (applies for non-components only), non-negative payout ratio (applies for components and non-components), payout ratio of less than or equal to 80% with respect to the STOXX® Asia/Pacific Select Dividend 30 Index or 60% with respect to the STOXX® Europe Select Dividend 30 Index and the STOXX® North America Select Dividend 40 Index (applies for non-components only) and a minimum level of liquidity (applies for non-components) as described below. For companies that have more than one share line, the line with the higher dividend yield is chosen.

PS-11 | Structured Investments Uncapped Contingent Buffered Return Enhanced Notes Linked to the STOXX® Global Select Dividend 100 Index

With respect to each STOXX® Regional Select Dividend Index, the minimum liquidity threshold for each non-component is based on the average daily traded value over the 3-month period ending on the month prior to the review month and is determined as follows:

where “ADTVi” represents the average daily traded value of the ith non-component stock over the 3-month period ending on the month prior to the review month and “N” represents the fixed number of components in that index.

To obtain the selection list for the STOXX® Asia/Pacific Select Dividend 30 Index, the 30 highest-yielding companies relative to their home market (STOXX® Regional/Country TMI) are selected from the STOXX® Asia/Pacific 600 Index (plus secondary lines). A payout ratio of less than or equal to 80% will be applied to non-components. Then, all companies all companies are ranked according to an outperformance factor, calculated as the net dividend yield of the company divided by (x) the greater of the relevant STOXX® Country TMI net dividend yield and STOXX® Asia/Pacific TMI net dividend yield minus (y) 1. The companies are ranked by the outperformance factor for each country and region as a whole. All current companies ranked 20 or above in each country ranking will remain in the STOXX® Asia/Pacific Select Dividend 30 Index. If the number of stocks is still below 30, the highest ranked non-components from the regional ranking are added until there are enough stocks. A maximum of 10 stocks per country can be included in the STOXX® Asia/Pacific Select Dividend 30 Index.

To obtain the selection list for the STOXX® Europe Select Dividend 30 Index, the 30 highest-yielding companies relative to their home market (STOXX® Regional/Country TMI) are selected from the STOXX® Europe 600 Index (plus secondary lines). Then, all companies are ranked according to an outperformance factor, calculated as the net dividend yield of the company divided by (x) the greater of the relevant STOXX® Country TMI net dividend yield and STOXX® Europe TMI net dividend yield) minus (y) 1. All current companies ranked from 1 to 60 in the selection list will remain in the STOXX® Europe Select Dividend 30 Index. If the number of stocks is below 30, the highest ranked non-components are added until there are enough stocks.

To obtain the selection list for the STOXX® North America Select Dividend 40 Index, the 40 highest-yielding companies relative to their home market (STOXX® Country TMI) are selected from the STOXX® North America 600 Index (plus secondary lines). Then, all companies are ranked according to an outperformance factor, calculated as the net dividend yield of the company divided by the STOXX® Country TMI net dividend yield minus 1. The companies are ranked by the outperformance factor for each country and region as a whole. All current companies ranked 60 or above in each country ranking remain in the STOXX® North America Select Dividend 40 Index. If the number of stocks is still below 40, the highest ranked non-components from the regional ranking are added until there are enough stocks. A maximum of 30 stocks per country can be included in the STOXX® North America Select Dividend 40 Index.

The composition of each STOXX® Regional Select Dividend Index is reviewed annually in March.

For each STOXX® Regional Select Dividend Index, to maintain the number of components constant, a deleted stock is replaced with the highest-ranked non-component on the selection list. The selection list is updated on a quarterly basis according to the review component selection process. The restrictions on the maximum count per country are applied. If a company is deleted from the a STOXX® Parent Index between the annual review dates, but is still a component of the STOXX® Global TMI, the stock will remain in its related STOXX® Regional Select Dividend Index until the next annual review, provided that it still meets the requirements for that STOXX® Regional Select Dividend Index.

If STOXX Limited becomes aware of dividend data changes for the components of a STOXX® Regional Select Dividend Index, the following index adjustments may occur. The timing of the index adjustment depends on the changes in the dividend data. If the company cancels one of its dividends, the company will be deleted from the relevant STOXX® Regional Select Dividend Index, the replacement announced immediately, implemented two trading days later and become effective the next trading day. The case of dividend cancellation does not apply to dividends whose payment is postponed within the same fiscal year. Dividends whose payment is postponed indefinitely or to a subsequent fiscal year are considered cancelled. In case a company pays its dividends for a fiscal year in tranches, after the first tranche has been paid, the cancellation of one or more remaining tranches or the postponement of their payment to a subsequent fiscal year is treated as a lowering of dividend. If the company lowers its dividend, the company will remain in the relevant STOXX® Regional Select Dividend Index until the next selection list is available. If the company is ranked at or above the rank threshold for that STOXX® Regional Select Dividend Index, it is retained. If it is ranked below the rank threshold with respect to that STOXX® Regional Select Dividend Index, it is removed and replaced by the highest-ranked non- component on that selection list. The changes will be announced on the fifth trading day of the month together with the selection list and become effective on the first trading day after the third Friday of the month. The weight factors for the new components will be published on the quarterly underlying data announcement based on previous day closing prices.

PS-12 | Structured Investments Uncapped Contingent Buffered Return Enhanced Notes Linked to the STOXX® Global Select Dividend 100 Index

Spin-off stocks are not considered for immediate addition in a STOXX® Regional Select Dividend Index. If the original company has a significantly lower dividend after the spin-off, then its status will be reviewed for fast exit as described above. In the case of mergers or takeovers, the original stock is replaced by the surviving stock, if it is ranked at or above the rank threshold for that STOXX® Regional Select Dividend Index on its selection list. If the stocks of the surviving company is ranked below the rank threshold for that STOXX® Regional Select Dividend Index on its selection list, the original stocks are replaced with the highest-ranked non-component on that selection list.

STOXX® Global Select Dividend 100 Index Calculation

The STOXX® Global Select Dividend 100 Index is weighted based on the components’ stock prices and weighting factors. The formula for calculating the STOXX® Global Select Dividend 100 Index value can be expressed as follows:

Where:

= Index level at time (t)
t	= Time the index is computed
n	= Number of companies in the index
= Price of company (i) at time (t)
= Weighting factor of company (i) at time (t)
= Weighting cap factor of company (i) at time (t)
Xit	= Exchange rate from local currency into index currency for company (i) at time (t)
= Divisor of the index at time (t)

The weighting factor for each component stock of the STOXX® Global Select Dividend 100 Index is calculated based on net-dividend yields, as follows:

Where:

wi	= weight of company (i)
Di	= net dividend of company (i)
pi	= closing price of company (i)
Dj	= net dividend of company (j)
pj	= closing price of company (j)
n	= number of index components

The weighting factors are published on the second Friday in March, one week prior to quarterly review implementation using Thursday’s closing prices.

The weighting cap factor for each component stock of the STOXX® Global Select Dividend 100 Index is determined as follows:

Weighting cap factor = (1,000,000,000 × initial weight / closing price of the stock in EUR), rounded to integers.

An additional cap factor of 10% applies. All weighting cap factors are reviewed quarterly.

The STOXX® Global Select Dividend 100 Index is also subject to a divisor, which is adjusted to maintain the continuity of the STOXX® Global Select Dividend 100 Index values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable).

PS-13 | Structured Investments Uncapped Contingent Buffered Return Enhanced Notes Linked to the STOXX® Global Select Dividend 100 Index

(1) Special cash dividend:

Cash distributions that are outside the scope of the regular dividend policy or that the company defines as an extraordinary distribution

Adjusted price = closing price – dividend announced by the company × (1 – withholding tax if applicable)

Divisor: decreases

(2) Split and reverse split: Adjusted price = closing price × A / B New weighting factor = old weighting factor × B / A Divisor: unchanged

(3) Rights offering:

If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

For standard rights issues:

Adjusted price = (closing price × A + subscription price × B) / (A + B)

New weighting factor = old weighting factor × closing price / adjusted price

Divisor: unchanged

(4) Stock dividend: Adjusted price = closing price × A / (A + B) New weighting factor = old weighting factor × (A + B) / A Divisor: unchanged	(5) Stock dividend (from treasury stock): Adjusted only if treated as extraordinary dividend. Adjusted close = close – close × B / (A + B) Divisor: decreases
(6) Stock dividend of another company: Adjusted price = (closing price × A – price of other company × B) / A Divisor: decreases

(7) Return of capital and share consolidation:

Adjusted price = (closing price – capital return announced by company × (1-withholding tax)) × A / B

New weighting factor = old weighting factor × B / A

Divisor: decreases

PS-14 | Structured Investments Uncapped Contingent Buffered Return Enhanced Notes Linked to the STOXX® Global Select Dividend 100 Index

(8) Repurchase of shares / self-tender:

Adjusted price = ((price before tender × old number of shares) – (tender price × number of tendered shares)) / (old number of shares – number of tendered shares)

New weighting factor = old number of weighting factor × closing price / adjusted price

Divisor: decreases

(9) Spin-off: Adjusted price = (closing price × A – price of spun-off shares × B) / A New weighting factor for the spin-off = weighting factor of the parent company × B / A Divisor: decreases

(10) Combination stock distribution (dividend or split) and rights offering:

For this corporate action, the following additional assumptions apply:

Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held.

- If rights are applicable after stock distribution (one action applicable to other):

Adjusted price = (closing price × A + subscription price × C × (1 + B / A)) / ((A + B) × ( 1 + C / A))

New weighting factor = old weighting factor × closing price / adjusted price

Divisor: increases

- If stock distribution is applicable after rights (one action applicable to other):

Adjusted price = (closing price × A + subscription price × C) /((A + C) × (1 + B / A))

New weighting factor = old weighting factor × closing price / adjusted price

Divisor: increases

- Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price × A + subscription price × C) / (A + B + C)

New weighting factor = old weighting factor × closing price / adjusted price

Divisor: increases

(11) Addition / deletion of a company: No price adjustments are made. The net change in units determines the divisor adjustment.

License Agreement

JPMorgan Chase & Co. or its affiliate has entered into an agreement with STOXX Limited (“STOXX”) providing it and certain of its affiliates or subsidiaries, including us, with a non-exclusive license and, for a fee, with the right to use the STOXX® Global Select Dividend 100 Index, which is owned and published by STOXX Limited, in connection with certain financial products, including the Notes.

STOXX and its licensors (the “Licensors”) have no relationship to us, other than the licensing of the STOXX® Global Select Dividend 100 Index and the related trademarks for use in connection with the Notes.

STOXX and its Licensors do not:

•	sponsor, endorse, sell or promote the Notes;
•	recommend that any person invest in the Notes or any other financial products;
PS-15 | Structured Investments Uncapped Contingent Buffered Return Enhanced Notes Linked to the STOXX® Global Select Dividend 100 Index

•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes;
•	have any responsibility or liability for the administration, management or marketing of the Notes; or
•	consider the needs of the Notes or the holders of the Notes in determining, composing or calculating the STOXX® Global Select Dividend 100 Index or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the Notes. Specifically,

•	STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:
•	The results to be obtained by the Notes, the holders of the Notes or any other person in connection with the use of the STOXX® Global Select Dividend 100 Index and the data included in the STOXX® Global Select Dividend 100 Index;
•	The accuracy or completeness of the STOXX® Global Select Dividend 100 Index and its data; or
•	The merchantability and the fitness for a particular purpose or use of the STOXX® Global Select Dividend 100 Index and its data;
•	STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the STOXX® Global Select Dividend 100 Index or its data; and
•	Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.

The licensing agreement with STOXX is solely for the benefit of the parties to that agreement and not for the benefit of the holders of the Notes or any other third parties.

PS-16 | Structured Investments Uncapped Contingent Buffered Return Enhanced Notes Linked to the STOXX® Global Select Dividend 100 Index